SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 5)

BROOKSTONE, INC.

(Name of the Issuer)

Brookstone, Inc.

Brookstone Holdings Corp.

OSIM Brookstone Holdings, L.P.

OSIM Brookstone Holdings, Inc.

J.W. Childs Equity Partners III, L.P.

J.W. Childs Advisors III, L.P.

J.W. Childs Associates, L.P.

OSIM International Ltd

Century Private Equity Holdings (S) Pte Ltd

Seletar Investments Pte Ltd

Temasek Capital (Private) Limited

Michael Anthony

Philip Roizin

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

114573103

(CUSIP Number of Class of Securities)

Brookstone, Inc. One Innovation Way Merrimack, New Hampshire 03054 (603) 880-9500	Brookstone Holdings Corp. c/o J.W. Childs Associates, L.P. 111 Huntington Avenue - Suite 2900 Boston, MA 02199-7610 (617)753-1100

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of Persons Filing Statement)

Copies to:

David Walek, Esq. Jason Cole, Esq. Ropes & Gray LLP One International Place Boston, MA 02110 (617) 951-7000	Stephen C. Koval, Esq. Thomas Yadlon, Esq. Kaye Scholer LLP 425 Park Avenue New York, NY 10022 (212) 836-8000

This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Exchange Act”).

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$433,274,235	$50,996.38

*	Calculated solely for purposes of determining the filing fee. The transaction value was determined by adding (a) the product of (i) 20,428,452 shares of common stock, par value $0.001 per share of Brookstone, Inc. (“Brookstone common stock”) and (ii) $20.00; (b) the product of (i) 1,638,887 shares of Brookstone common stock subject to outstanding identified options and (ii) the excess of $20.00 over the per share exercise price with respect to each such identified option, (c) the product of (i) 156,274 shares of identified deferred stock awards and (ii) the excess of $20.00 over $0, the unpaid purchase price with respect to each such identified deferred stock award, and (d) the product of (i) 9,612 shares of identified restricted stock awards and (ii) the excess of $20.00 over $0, the unpaid purchase price with respect to each such identified restricted stock award.
**	The filing fee was calculated by multiplying the transaction value by 0.0001177 in accordance with Section 13(e) of the Exchange Act and the Fee Rate Advisory #6 for Fiscal Year 2005.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $52,291.96	Filing Party: Brookstone, Inc.
Form or Registration No.: Schedule 14A	Date Filed: May 24, 2005

Introduction

This Amendment No. 5 (the “Final Amendment”) to Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Statement”) is being filed by (1) Brookstone, Inc., a Delaware corporation (“Brookstone” or the “Company”), the issuer of common stock, par value $0.001 per share (the “Common Stock”), that is subject to the Rule 13e-3 transaction, (2) Brookstone Holdings Corp., a Delaware corporation (“Parent”), (3) OSIM Brookstone Holdings, L.P., a Cayman Islands limited partnership (“OSIM Holdings”), (4) OSIM Brookstone Holdings, Inc., a Cayman Islands corporation (“OSIM Inc.”), (5) J.W. Childs Equity Partners III, L.P. (“JWC Equity”), (6) J.W. Childs Advisors III, L.P. (“JWC Advisors”), (7) J.W. Childs Associates, L.P. (“JWC Associates”), (8) OSIM International Ltd (“OSIM”), (9) Century Private Equity Holdings (S) Pte Ltd (“Century Holdings”), (10) Seletar Investments Pte Ltd (“Seletar”), (11) Temasek Capital (Private) Limited (“Temasek”), (12) Michael Anthony, an individual, the Chairman, President and Chief Executive Officer of the Company, and (13) Philip Roizin, an individual, Executive Vice President, Finance and Administration of the Company (together with the Company, Parent, Acquisition, OSIM Holdings, OSIM Inc., JWC Equity, JWC Advisors, JWC Associates, OSIM, Century Holdings, Seletar, Temasek, Mr. Anthony and Mr. Roizin, the “Filing Persons”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction which is the subject of the Statement. Except as set forth in this Final Amendment, all the information in Amendment No. 5 remains unchanged.

RESULTS OF THE TRANSACTION

On September 22, 2005, at the annual meeting of the Company’s stockholders, the Company’s stockholders voted to adopt the Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 15, 2005, among Brookstone, Parent and Brookstone Acquisition Corp. (“Acquisition”), as amended by Amendment No. 1, dated as of July 15, 2005.

On October 4, 2005, the merger of Acquisition with and into Brookstone (the “Merger”) was consummated, with Brookstone continuing as the surviving corporation.

At the effective time of the Merger, each outstanding share of the Brookstone Common Stock was cancelled and converted into the right to receive $20.00 in cash, without interest. At the effective time of the Merger, each Brookstone stock option outstanding immediately prior to the effective time of the Merger was cancelled and in connection therewith, holders of Brookstone stock options that have been identified by Brookstone to Parent in the manner provided by the Merger Agreement and which were outstanding immediately prior to the effective time of the merger have the right to receive in cash, without interest, the product of (a) the excess, if any, of $20.00 over the exercise price per share of Brookstone Common Stock for such option and (b) the number of shares of Brookstone Common Stock then subject to such option. At the effective time of the Merger, each Brookstone deferred stock award and Brookstone restricted stock award outstanding immediately prior to the effective time of the Merger was cancelled and in connection therewith, holders of Brookstone deferred stock awards and restricted stock awards that have been identified by Brookstone to Parent in the manner provided by the Merger Agreement and which were outstanding immediately prior to the effective time of the Merger have the right to receive in cash, without interest, the product of (a) the excess, if any, of $20.00 over the unpaid purchase price per share of Brookstone Common Stock, if any, for such award and (b) the number of shares of Common Stock then subject to such award.

As a result of the Merger, current stockholders of the Company, other than Mr. Michael Anthony who has invested in equity securities of an affiliate of Parent, and certain other members of the Company’s management, including Philip Roizin, Alexander Winiecki, Gregory Sweeney, Rufus Woodard, Steven Strickland and Carol Lambert, who may in the future agree to invest in equity securities of an affiliate of Parent, no longer have any ownership interests in the Company or rights as stockholders of the Company, and will not participate in any future earnings or growth of the Company or benefit from any appreciation in value of the Company.

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The terms and conditions of the Merger Agreement are described in the definitive Proxy Statement (the “Proxy Statement”), dated August 22, 2005, and filed with the Securities and Exchange Commission on August 22, 2005, pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement.

All information contained in this Statement concerning any of the Filing Persons has been provided by such Filing Person and no other Filing Person, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.

The filing of this Statement shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person, or that any other Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act. The Filing Persons, other than Michael Anthony, Philip Roizin and the Company, do not believe they are required to file this Schedule 13E-3, but have filed it in light of Parent’s relationship with Michael Anthony, and the fact that they have noticed that in several instances involving similar transactions, persons similarly situated to them have filed a Schedule 13E-3.

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SIGNATURES

After due inquiry and to the best knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated as of October 4, 2005

BROOKSTONE, INC.

By:	/S/ PHILIP W. ROIZIN
Name:	Philip W. Roizin
Title:	Executive Vice President, Finance and Administration

MICHAEL ANTHONY

/S/ MICHAEL ANTHONY

PHILIP ROIZIN

/S/ PHILIP W. ROIZIN

BROOKSTONE HOLDINGS CORP.

By:	/S/ JAMES C. RHEE
Name:	James C. Rhee
Title:	Vice President

OSIM BROOKSTONE HOLDINGS, L.P.

By:	OSIM BROOKSTONE HOLDINGS, INC., its General Partner

By:	/S/ JAMES C. RHEE
Name:	James C. Rhee
Title:	Vice President

OSIM BROOKSTONE HOLDINGS, INC.

By:	/S/ JAMES C. RHEE
Name:	James C. Rhee
Title:	Vice President

J.W. CHILDS EQUITY PARTNERS III, L.P.

By:	J.W. Childs Advisors III, L.P., its General Partner

	By:	J.W. Childs Associates, L.P., its General Partner

		By:	J.W. Childs Associates, Inc., its General Partner

By:	/S/ JAMES C. RHEE
Name:	James C. Rhee
Title:	Vice President

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J.W. CHILDS ADVISORS III, L.P.

By:	J.W. Childs Associates, L.P., its General Partner

	By:	J.W. Childs Associates, Inc., its General Partner

By:	/S/ JAMES C. RHEE
Name:	James C. Rhee
Title:	Vice President

J.W. CHILDS ASSOCIATES, L.P.

By:	J.W. Childs Associates, Inc., its General Partner

By:	/S/ JAMES C. RHEE
Name:	James C. Rhee
Title:	Vice President

OSIM INTERNATIONAL LTD

By:	/s/ RON SIM
Name:	Ron Sim
Title:	Chairman and CEO

CENTURY PRIVATE EQUITY HOLDINGS (S) PTE LTD

By:	/S/ MARGARET LUI
Name:	Margaret Lui
Title:	Authorized Representative

SELETAR INVESTMENTS PTE LTD

By:	/S/ MARGARET LUI
Name:	Margaret Lui
Title:	Authorized Representative

TEMASEK CAPITAL (PRIVATE) LIMITED

By:	/S/ MARGARET LUI
Name:	Margaret Lui
Title:	Authorized Representative

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